EXHIBIT 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO – 978.909.2216
Richard Christopher, VP Finance & CFO – 978.909.2211
Chad Rubin, Investor Relations, The Trout Group LLC – 646.378.2947
DUSA Pharmaceuticals Reports
Third Quarter 2009 Corporate Highlights and Financial Results
Q3 Domestic PDT revenues up 32% year over year;
Q3 Non-GAAP loss improves 86% year over year to ($0.2) million
WILMINGTON, Mass. – November 6, 2009 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the third quarter ended September 30, 2009.
Third quarter and year-to-date financial highlights include:
•	Domestic PDT revenues totaled $6.2 million for the third quarter of 2009, representing a $1.5 million, or 32%, improvement as compared to the third quarter of 2008. Year-to-date 2009 domestic PDT revenues totaled $18.7 million, representing a $3.8 million, or 25%, improvement year over year.

•	Domestic Kerastick® revenues totaled $5.8 million for the third quarter of 2009, representing a $1.4 million, or 32%, improvement as compared to the third quarter of 2008. Year-to-date 2009 domestic Kerastick® revenues totaled $17.1 million, representing a $3.4 million, or 25%, improvement year over year.

•	Domestic BLU-U® revenues totaled $0.5 million for the third quarter of 2009, representing a $0.1 million, or 22%, improvement as compared to the third quarter of 2008. Year-to-date 2009 domestic BLU-U® revenues totaled $1.6 million, representing a $0.4 million, or 32%, improvement year over year.

•	Kerastick® gross margins for the third quarter of 2009 reached a record high of 86%.

•	Non-GAAP loss for the third quarter of 2009 improved 86% year over year, and narrowed to $0.2 million.
Management Comments:
“We are excited to report the improvement in many of our key financial indicators this quarter,” stated Robert Doman, President and CEO. “The combination of strong top line PDT revenue growth, the achievement of record Kerastick margins, and reductions in our overall spending drove our non-GAAP loss to a record low point.”
“We experienced significant growth in Kerastick revenue during the third quarter. This is due in part to solid execution by the sales and marketing team and a 33% increase in BLU-U volume year-to-date. This represents the 16th consecutive quarter of year over year domestic Kerastick growth.”
“In October, we announced an important milestone in the Company’s history, having surpassed cumulative Kerastick sales of one million units. The achievement of this milestone demonstrates the relevance that PDT is gaining in the medical dermatology community,” continued Doman.
“For the remainder of the year, we will focus our efforts on further capitalizing on the significant growth potential that exists for Levulan PDT in the treatment of actinic keratoses (AKs),” concluded Doman.
Third Quarter 2009 Financial Results:
Total product revenues were $6.9 million in the third quarter of 2009, up 21% from $5.7 million in the third quarter of 2008. PDT revenues totaled $6.7 million, up $1.5 million, or 30%, from $5.2 million for the comparable 2008 period. The increase in PDT revenues was attributable to a 32% increase in Kerastick® revenues and a 7% increase in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 20% increase in our domestic Kerastick® volume and an overall 10% increase in our average selling price. Kerastick® sales volumes increased to 53,622 in the third quarter of 2009 from 44,668 units sold in the third quarter of 2008. Domestic Kerastick® sales volumes increased by 7,938 units, or 20%, and were supplemented by a 1,016 unit increase in our international sales volumes. The BLU-U® revenue increase was driven by a 4% increase in sales volume. There were 59 units sold during the quarter, as compared to the prior year quarterly total of 57 units. Non-PDT revenues totaled $0.2 million versus $0.6 million for the comparable 2008 period. Non-PDT revenues were adversely impacted by the absence of Nicomide® royalty revenues in 2009. DUSA has not received the installment payments due under its exclusive Nicomide® patent license agreement with River’s Edge since June 2009. The Company is currently evaluating its options to collect the amounts due from River’s Edge.
DUSA’s net loss on a GAAP basis for the third quarter of 2009 was ($0.4) million, or ($0.02) per common share, compared to a net loss of ($2.8) million, or ($0.12) per common share, in the third quarter of 2008.
DUSA’s non-GAAP net loss for the third quarter of 2009, after adjustments for stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants, was ($0.2) million, or ($0.01) per common share, compared to a net loss of ($1.6) million, or ($0.07) per common share, in the prior year period. The decrease in the Company’s net loss was primarily the result of the year over year increase in our PDT revenues and lower operating costs due to the absence of spending on our Phase IIb acne clinical trial which concluded in 2008.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and nine month periods ending September 30, 2008 and 2009, respectively.

Year-to-Date 2009 Financial Results:
Total product revenues for the nine month period ended September 30, 2009 were $21.0 million, down 3% from $21.8 million in comparable prior year period. PDT revenues totaled $19.8 million, up $3.4 million, or 21% from $16.4 million for the comparable 2008 period. The increase in PDT revenues was attributable to a 20% increase in Kerastick® revenues and a 26% increase in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 13% increase in our domestic Kerastick® volume and an overall 13% increase in our average selling price. Kerastick® sales volumes increased to 155,384 in 2009 from 145,256 units sold in 2008. Domestic Kerastick® sales volumes increased by 15,966 units, or 13%, and were partially offset by a 5,838 unit decrease in our international sales volumes. The BLU-U® revenue increase was driven by a 29% increase in sales volume. There were 198 units sold during in 2009, representing a 44 unit increase over the prior year total of 154 units. Non-PDT revenues totaled $1.2 million versus $5.4 million for the comparable 2008 period. Non-PDT revenues were adversely impacted by the absence of Nicomide® sales in 2009. In response to discussions with the Food and Drug Administration (FDA) regarding our marketing of certain products considered by the FDA to be marketed unapproved drugs, the Company stopped shipping Nicomide® into the wholesale channel in June of 2008.
DUSA’s net loss on a GAAP basis for the nine months ended September 30, 2009 was ($2.9) million or ($0.12) per common share, compared to a net loss of ($4.3) million or ($0.18) per common share in 2008.
DUSA’s non-GAAP net loss, after adjustments for stock-based compensation expense, a milestone payment made related to the Sirius acquisition, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants, for the nine months ending September 30, 2009 was ($1.9) million, or ($0.08) per common share, in 2009, compared to ($2.5) million, or ($0.10) per common share, in 2008. The decrease in our net loss was primarily the result of the year over year decrease in our operating costs due mainly to the absence of spending on our Phase IIb acne clinical trial which concluded in 2008, and a Prescription Drug User Fee Act (PDUFA) charge accrued in the prior year period.
As of September 30, 2009, total cash, cash equivalents, and marketable securities were $15.0 million, compared to $18.9 million at December 31, 2008.
Other Updates:
•	Solid Organ Transplant Recipients Clinical Development.
•	In May 2009, the Company announced the initiation of its Phase II clinical trial that is examining the safety and efficacy of PDT for the treatment of broad area AKs and the prevention of squamous cell carcinomas in high risk chronically immunosuppressed solid organ transplant recipients. All seven clinical sites have been initiated and trial enrollment is currently underway.
•	In May 2008, DUSA filed an Orphan Drug Designation application with the FDA with respect to the prevention of cancer occurrence in these patients. The Company received initial correspondence that the application was not granted on the basis that the agency believes that the prevalence of the target population with the disease state is greater than 200,000, which is the maximum number of patients allowed under the Orphan Drug legislation. During the third quarter of 2009, DUSA met with the FDA to clarify and explain in more detail our rationale for the application and, based on that meeting, the agency has invited us to submit an amendment to our application for further evaluation. DUSA is in the process of drafting the amendment and expects to submit it to the FDA later this month.
•	BLU-U® Claims Expansion.
•	In May 2009, the Company filed a 510(k) application with the FDA to expand the allowed claims on BLU-U® to include severe acne. The filing was based on the results of our Phase IIb clinical trial. We received a response to our application from the FDA in June 2009. The agency requested additional information in order to complete its review of our application, including supplementary clinical data in support of our claims. Based on the FDA’s requests and the anticipated costs of additional clinical trials, the Company has decided not to pursue the 510(k) application for an expansion of the BLU-U® claims at this time.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three month and nine month periods were comprised of the following:

	Three-months ended September 30,		Nine-months ended September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$5,790,000	$4,374,000	$17,096,000	$13,720,000
Canada	162,000	72,000	404,000	449,000
Korea	201,000	186,000	498,000	710,000
Other	91,000	99,000	261,000	289,000

Subtotal Kerastick® Product Revenues	6,244,000	4,731,000	18,259,000	15,168,000
BLU-U® Product Revenues:
United States	456,000	376,000	1,577,000	1,198,000
Korea	—	50,000	—	50,000

Subtotal BLU-U® Product Revenues	456,000	426,000	1,577,000	1,248,000
Total PDT Drug & Device Product Revenues	6,700,000	5,157,000	19,836,000	16,416,000
Total Non-PDT Product Revenues	230,000	569,000	1,198,000	5,352,000

TOTAL PRODUCT REVENUES	$6,930,000	$5,726,000	$21,034,000	$21,768,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	September 30,
	2009	December 31,
	(Unaudited)	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,016,994	$3,880,673
Marketable securities	10,012,948	15,002,830
Accounts receivable, net	2,519,214	2,367,803
Inventory	2,336,167	2,812,825
Prepaid and other current assets	1,647,408	1,873,801

TOTAL CURRENT ASSETS	21,532,731	25,937,932
Restricted cash	174,170	173,844
Property, plant and equipment, net	1,721,488	1,937,978
Deferred charges and other assets	68,099	160,700

TOTAL ASSETS	$23,496,488	$28,210,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$188,417	$305,734
Accrued compensation	889,230	1,515,912
Other accrued expenses	2,343,822	3,226,571
Deferred revenue	1,045,505	611,602

TOTAL CURRENT LIABILITIES	4,466,974	5,659,819
Deferred revenues	3,061,700	4,157,305
Warrant liability	474,137	436,458
Other liabilities	133,544	244,673

TOTAL LIABILITIES	8,136,355	10,498,255

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,108,908 and 24,089,452 shares of common stock, no par, at September 30, 2009 and December 31, 2008, respectively	151,683,399	151,663,943
Additional paid-in capital	8,122,801	7,514,900
Accumulated deficit	(144,725,805)	(141,850,925)
Accumulated other comprehensive loss	279,738	384,281
TOTAL SHAREHOLDERS’ EQUITY	15,360,133	17,712,199

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,496,488	$28,210,454

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended September 30,		Nine-months ended September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$6,930,110	$5,726,071	$21,033,920	$21,767,810
Cost of product revenues and royalties	1,594,692	1,462,028	4,973,782	4,950,039

Gross margin	5,335,418	4,264,043	16,060,138	16,817,771
Operating costs:
Research and development	963,245	1,487,816	3,225,049	5,049,327
Marketing and sales	3,013,351	2,967,431	9,460,766	9,520,865
General and administrative	1,877,928	1,911,028	6,360,325	6,603,989
Impairment charge for contingent consideration	—	1,500,000	—	1,500,000
Settlements, net	—	650	75,000	(282,775)

Total operating costs	5,854,524	7,866,925	19,121,140	22,391,406
Loss from operations	(519,106)	(3,602,882)	(3,061,002)	(5,573,635)
Other income:
Other income, net	79,815	114,260	223,801	538,212
Gain/(loss) on change in fair value of warrants	24,051	651,767	(37,679)	775,636

Net loss	$(415,240)	$(2,836,855)	$(2,874,880)	$(4,259,787)

Basic and diluted net loss per common share	$(0.02)	$(0.12)	$(0.12)	$(0.18)

Weighted average number of common shares	24,108,908	24,078,610	24,099,786	24,078,546

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended September 30,		Nine-months ended September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss	$(415,240)	$(2,836,855)	$(2,874,880)	$(4,259,787)
Stock-based compensation (a)	207,178	353,262	631,770	1,042,812
Payment on acquisition (b)	—	1,500,000	—	1,500,000
Consideration to former Sirius shareholders (c)	5,000	—	310,000	—
Change in fair value of warrants (d)	(24,051)	(651,767)	37,679	(775,636)

Non-GAAP adjusted net loss	$(227,113)	$(1,635,360)	$(1,895,431)	$(2,492,611)

Non-GAAP basic and diluted net loss per common share	$(0.01)	$(0.07)	$(0.08)	$(0.10)

Weighted average number of common shares	24,108,908	24,078,610	24,099,786	24,078,546

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Milestone payment related to Sirius Laboratories acquisition.

(c)	Payment of $100,000 and accrual of $210,000 related to the release, consent and the third amendment to the merger agreement between DUSA and the former Sirius shareholders.

(d)	Non-cash gain/loss on change in fair value of warrants.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Friday, November 6th – 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password – DUSA
For international callers use
502.498.8422
Password – DUSA
A recorded replay of the call will be available approximately 15 minutes following the call
U.S. or Canada callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our web site approximately six hours following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of broad area Levulan® PDT to treat AKs and prevent squamous cell carcinomas in immunosuppressed solid organ transplant recipients and is supporting research related to oral leukoplakia in collaboration with the National Institutes of Health. DUSA is based in Wilmington, Mass. Please visit our web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to Levulan’s growth potential, expectations for filing an amendment to a regulatory application, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, actions by health regulatory authorities, changing economic conditions, launch of competitive products, the status of our patent portfolio, reliance on third parties, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2008.
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